

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2013

<u>Via E-Mail</u>
Li Yuan
Chief Executive Officer
China Xuefeng Environmental Engineering Inc.
C214. Fitting Integration Building, Fazhan Road to Sugian Gate Section
Jiangsu Province, China 223800

> **Re: China Xuefeng Environmental Engineering Inc.**
> **Form 8-K**
> **Filed December 3, 2012**
> **File No. 333-175483**
> **Form 10-K for Fiscal Year Ended April 30, 2012**
> **Filed June 29, 2012**
> **File No. 333-175483**

Dear Mr. Yuan:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Pamela Long

                                        Pamela Long
                                        Assistant Director

Cc: <u>Via E-Mail</u>
       Gregg Jaclin, Esq.